Exhibit 99.1

Allego Expands Credit Facility to €400 million, Securing Growth Capital Supporting its Significant Backlog

ARNHEM, Netherlands – December 19, 2022 – Allego N.V. (“Allego” or the “Company”) (NYSE: ALLG), a leading pan-European public electric vehicle fast and ultrafast charging network, today announced that it has successfully expanded its credit facility by €230 million to €400 million. The new facility expires in December 2027.

This credit facility is available to finance green investments, in compliance with the Green Loan Principles. The Company expects to utilize the refinanced credit facility to support its backlog of signed contracts. Allego increased its backlog of signed contracts meaningfully during the third quarter of 2022 and has reached 1,270 premium sites, representing around 8,400 ultrafast charging ports that will serve its customers.

Allego’s Chief Financial Officer, Ton Louwers, stated, “We are excited to have successfully increased our credit facility by €230 million to €400 million. With this increase, we have reached a major milestone in Allego’s long term funding strategy to pursue and achieve our growth plans and support our secured backlog. As a result, we believe we are very well positioned to continue to execute on our growth strategy of expanding the largest European public EV fast-charging network, accelerate the transformation of Europe’s EV charging infrastructure, and drive value for all our stakeholders.”

Societe Generale acted as structuring bank, and Societe Generale and Banco Santander served as the mandated lead arrangers and book runners on this facility.

About Allego

Allego delivers charging solutions for electric cars, motors, buses, and trucks, for consumers, businesses, and cities. Allego’s end-to-end charging solutions make it easier for businesses and cities to deliver the infrastructure drivers need, while the scalability of our solutions makes us the partner of the future. Founded in 2013, Allego is a leader in charging solutions, with an international charging network comprising approximately 34,000 public and private charging ports operational throughout the pan-European market – and proliferating. Our charging solutions are connected to our proprietary platform, EV-Cloud, which gives our customers and us a full portfolio of features and services to meet and exceed market demands. We are committed to providing independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. At Allego, we strive every day to make EV charging easier, more convenient, and more enjoyable for all.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are forward-looking statements. Allego intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the price and availability of electricity, (iii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iv) fluctuations in Allego’s revenue and operating results, (v) unfavorable conditions or further disruptions in the capital and credit markets, (vi) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vii) competition from existing and new competitors, (viii) the growth of the electric vehicle market, (ix) Allego’s ability to integrate any businesses it may acquire, (x) Allego’s ability to recruit and retain experienced personnel, (xi) risks related to legal proceedings or claims, including liability claims, (xii) Allego’s dependence on third-party contractors to provide various services, (xiii) Allego’s ability to obtain additional capital on commercially reasonable terms, (xiv) the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases, (xv) general economic or political conditions, including the armed conflict in Ukraine and (xvi) other factors detailed under the section entitled “Risk Factors” in Allego’s filings with the Securities and Exchange Commission. The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this press release. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact:

Investors

investors@allego.eu

Media

allegoPR@icrinc.com